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                                                   King & Spalding LLP
                                                   1185 Avenue of the Americas
                                                   New York, New York 10036-4003
                                                   www.kslaw.com




                                                   Stephen M. Wiseman
                                                   Direct Dial: (212) 556-2265
                                                   Direct Fax:  (212) 556-2222
                                                   swiseman@kslaw.com


April 26, 2007


Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop 4561




Attention:     Mr. Daniel Gordon
               Accounting Branch Chief


       Re:     Wellsford Real Properties, Inc.
               Amendment No. 2 to Registration Statement on Form S-4 Filed April 11, 2007
               Registration No. 333-139705



Ladies and Gentlemen:


     On behalf of Wellsford Real Properties, Inc. ("Wellsford"), we are delivering this letter for filing under the Securities Act of 1933, as amended.

     Wellsford has received the Staff's comment relating to Amendment No. 2
(the "Second Amendment") to the Form S-4 (Registration No. 333-139705) (the "Form S-4") filed with the Securities and Exchange Commission (the "Commission") on April 11, 2007, contained in the Staff's letter dated April 25, 2007. In accordance with the Staff's request, this letter includes the Staff's comment from its aforementioned letter and Wellsford's response to the Staff's comment.

Wellsford Real Properties Inc. and Subsidiaries Notes to Consolidated Financial
-------------------------------------------------------------------------------
Statements
----------

Note 9.  Stock Option Plans, page WF-27
---------------------------------------

     Staff's Comment 1: Please advise us how you have concluded that the adjustments to outstanding options did not have any financial statement impact. It appears that the reduction in exercise price and extension of option terms disclosed on page WF-28 resulted in award modifications for which you may be required to record additional compensation expense. Please refer to the accounting literature that you are relying upon in your response.
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Securities and Exchange Commission
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     Response:   On January 26, 2006, the Wellsford board of directors approved certain adjustments to the number of options outstanding and the related exercise prices of such options in order to prevent a dilution of benefits to option holders arising from the initial liquidating distribution made to Wellsford stockholders of $14.00 per share on December 14, 2005. This anti-dilution provision was included in the original incentive plan documents and this action by the board of directors was taken to establish the pricing of this provision. As described in the footnote on page WF-28, "The adjustment reduces the exercise price of the outstanding options by the ratio of the price of a common share immediately after the distribution ($5.60 per share) to the stock price immediately before the distribution ($19.85 per share) and increases the number of common shares subject to outstanding options by the reciprocal of the ratio. As a result of this adjustment, the 520,665 options outstanding as of December 31, 2005 were converted into options to acquire 1,845,584 common shares and the weighted average exercise price of such options decreased from $20.02 per share to $5.65 per share." Management referred to paragraph 54 of Statement of Financial Accounting Standards No. 123R, "Share-Based Payments" ("SFAS No. 123R") and determined that the modification was designed to equalize or maintain the fair value of an award before and after an equity restructuring, which for purposes of this is the initial liquidating distribution. The adjustment approved by the board of directors resulted in no change in fair value and, accordingly, no incremental compensation cost was recorded for these adjustments.

     Also on January 26, 2006, the Wellsford board of directors authorized an amendment to outstanding options to allow an option holder to receive, in exchange for the cancellation of the holder's option, a cash payment equal to the amount by which the fair market value of the share of stock underlying the option exceeds the exercise price of the option. This modification to each option agreement to allow for the settlement of the award in cash changed the accounting of such awards to the liability method as required by paragraph 32
(b) of SFAS No. 123R. Management also considered that Wellsford's financial statements during 2006 are presented on the liquidation basis of accounting which presents assets at fair value and liabilities at net settlement amounts. During the first quarter of 2006, Wellsford recorded a liability and a charge to net assets in liquidation of $4,227,000 in recognition of this amendment and in compliance with both SFAS No. 123R and reporting requirements of the liquidation basis of accounting. Subsequently, Wellsford re-evaluated and modified the liability at each quarterly period to reflect the estimated settlement amount for outstanding options based upon the price of Wellsford's common stock at each measurement date after considering traditional option exercises and cancellations from this cash payment feature during each period. In accordance with paragraph 36 of SFAS No. 123R, the initial liability and the subsequent adjustments resulting from the change in the market price are separately presented in the Statement of Changes in Net Assets in Liquidation.

     In addition, the Wellsford board of directors extended the maturity dates of certain non-qualified out-of-the-money options which had original maturity dates prior to December 31, 2008 to the later of December 31 of the year of original expiration or the 15th day of the third month following the date of the original expiration as permitted by the Internal Revenue Code. All of the options for which the maturity dates were extended were fully vested prior to this modification. This board of directors' action did not change management's conclusion that the options already required liability accounting as a result of
(1) the cash payment feature










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Securities and Exchange Commission
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mentioned in the prior paragraph and (2) Wellsford reporting under the liquidation basis of accounting. Therefore, utilizing a measurement methodology for equity award accounting was not applicable.

     Wellsford's disclosures on page WF-29 describe the provision recorded in the first quarter of 2006 resulting from these modifications and the adjustment of the liability at December 31, 2006. In addition, in Wellsford's accounting policy footnote on page WF-14 and WF-17 management describes the accounting policies applicable to these awards. Accordingly, management believes that the adjustments are accurately described.

                              *        *        *

     We trust that the foregoing is responsive to the Staff's comment. Should you have any additional questions or comments, please do not hesitate to contact the undersigned directly at 212-556-2265 or at the address indicated above.


     Thank you for your assistance.


                                                       Very truly yours,


                                                       /s/ Stephen M. Wiseman


                                                       Stephen M. Wiseman


smw

cc:      Ms. Elaine Wolff
         Mr. Michael McTiernan
               United States Securities and Exchange Commission

         Mr. Jeffrey H. Lynford
         Mr. Mark P.Cantaluppi
               Wellsford Real Properties, Inc.

         Mr. Lloyd Lynford
               Reis, Inc.